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Exhibit 12

Cendant Corporation and Subsidiaries
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

	Three Months Ended March 31,
	2003	2002
Earnings before fixed charges:
Income before income taxes and minority interest	$470	$481
Plus: Fixed charges	236	208
Less: Equity loss in unconsolidated affiliates	—	(1)
Minority interest	9	3

Earnings available to cover fixed charges	$697	$687

Fixed charges(a):
Interest, including amortization of deferred financing costs	$193	$183
Minority interest	9	3
Interest portion of rental payment	34	22

Total fixed charges	$236	$208

Ratio of earnings to fixed charges	2.95x	3.30x

(a)
Consists of interest expense on all indebtedness (including amortization of deferred financing costs and capitalized interest) and the portion of operating lease rental expense that is representative of the interest factor. Interest expense on all indebtedness is detailed as follows:

	March 31,
	2003	2002
Incurred by the Company's PHH subsidiary	$48	$43
Related to the Company's stockholder litigation settlement liability	—	15
Related to the debt under management and mortgage programs incurred by the Company's vehicle rental subsidiary	59	51
All other	86	74

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Cendant Corporation and Subsidiaries COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (Dollars in millions)